BENDA PHARMACEUTICAL, INC.
Room 13, Floor 25, Sunny New World Tower,
No. 231 Xin Hua Road, Jianghan District,
Wuhan, Hubei, P.R.C. 430015

August 5, 2008

U.S. Securities & Exchange Commission
Office of Small Business
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Benda Pharmaceutical, Inc. File No.: 333-144351

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1/A, File No. 333-144351 to 12:00 P.M. on August 7, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BENDA PHARMACEUTICAL, INC.

By: /s/ Yiqing Wan
Yiqing Wan
President